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                                                                    EXHIBIT 7

                        MEMBER AGREEMENT


              This Member Agreement (the "Agreement") entered into as of the ____ day of ___________, 1995, by and among Public Service Company of Oklahoma, an Oklahoma corporation ("PSO"); Richard H. Smith, a natural person ("Smith"); Monika Smith, a natural person ("Monika"); Dennis J. Loudermilk, a natural person ("Loudermilk"); RIKA Management Company, L.L.C., an Oklahoma limited liability company ("Management"); Universal Power Products Company, L.L.C., an Oklahoma limited liability company doing business as "Relay Concepts" ("Marketing"); Automated Substation Development Company, L.L.C., an Oklahoma limited liability company ("Development"); and RC Training, L.L.C., an Oklahoma limited liability company ("Training").

                      W I T N E S S E T H:

              In consideration of the mutual promises set forth herein, the parties agree as follows:

1.            Recitals.

              (a)  PSO and Management are parties to a PSO Specific Software
Application and Development Agreement dated as of              , 1995 (the
"R&D Agreement"), pursuant to which PSO has paid an aggregate of $          to
Management for the purposes of funding the development of certain software for use in substation automation (the "Software").

              (b) Contemporaneously with the execution of the R&D Agreement, PSO made application to the Securities and Exchange Commission ("SEC") for permission under the Public Utility Holding Company Act of 1935 to make both an equity and debt investment in Management, to make an equity investment in Marketing, and to acquire certain equity interests in Development and Training, all as hereinafter described. Such SEC approval has now been obtained.

              (c) The parties now desire to enter into this Agreement (i) to effect the conversion by PSO of the $_____________ it has paid to Management to fund the development of the Software, into a loan to Management under the terms hereinafter described; (ii) to set forth the terms of PSO's commitment to loan additional funds to Management to complete the development of the Software; (iii) to set forth the rights of PSO and its affiliates with respect to the Software; (iv) to pay an additional Four Hundred Fifty Thousand Dollars ($450,000) to Marketing for the purposes hereafter described; and (v) to memorialize the parties' respective rights and obligations with respect to the management of the businesses in which Management, Marketing, Development, and Training (collectively, the "Companies," and individually a "Company") intend to engage, all as described in the Companies' Business Plan (hereafter defined).

              (d) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement (as hereafter described) of the Company to which the term pertains.




2.     Amendments to Charter Documents.

              Contemporaneously with the execution and delivery of this Agreement, Smith, Monika, and Loudermilk shall effect the following amendments to the Articles of Organization and Operating Agreement of their respective
Companies:

              (a) Management. Smith and Monika hereby agree to vote their respective interests in Management to cause the execution and delivery of (i) the Amended and Restated Articles of Organization of Management in the form set forth as Exhibit A, and the filing of such document with the Oklahoma Secretary of State; and (ii) the Amended and Restated Operating Agreement of Management in the form set forth as Exhibit B.

              (b) Marketing; Development; Training. Smith, Loudermilk and Management hereby agree to vote their respective interests in Marketing, Development and Training to cause the execution and delivery of (i) the Amended and Restated Articles of Organization of each of Marketing, Development, and Training, in the forms set forth as Exhibits C, E and G, respectively, and the filing of each such document with the Oklahoma Secretary of State; and (ii) the Amended and Restated Operating Agreement of each of Marketing, Development, and Training in the forms set forth as Exhibits D, F and H, respectively.

3.     PSO's Investment in Development and Loan to Management.

              (a)  Subject to the provisions of Section 6, Seven Hundred
Fifty Thousand ($750,000) of the $           previously paid by PSO to
Management pursuant to the R & D Agreement (which Management has in turn, loaned to Development to fund development of the Software) is hereby converted to a contribution by PSO to the capital of Development, and the balance is hereby deemed to constitute a loan by PSO to Management in the form of a first advance against Management's promissory note to PSO in the form set forth as
Exhibit I (the "PSO Note").

              (b) Subject to the provisions of Section 6, PSO hereby commits to loan to Management an aggregate of Two Million Three Hundred Thousand ($2,300,000) under the terms of the PSO Note, of which amount $____________ shall be deemed to have been advanced to Management pursuant to Section 3(a), and the balance of $__________ shall be advanced under the PSO Note pursuant to the following schedule [to be revised at signing to delete prior payments]:

              Amount                            Date of Advance

              $ 500,000                         07/17/95
                300,000                         07/31/95
                200,000                         08/31/95
                500,000                         09/30/95
                500,000                         12/29/95
              1,050,000                         03/31/96

              (c) In consideration of PSO's loan commitment to Management, and for other good and valuable consideration, the receipt of which is hereby acknowledged by Management, Management shall issue to PSO Units of membership interest in Management, which Units, upon issuance, shall comprise fifty percent 50% of the outstanding Units. As a result of such issuance, the outstanding units of membership interest in Management shall be held by the following Persons in the amounts indicated:

              Member                                    %Unit Ownership
              PSO                                               50%
              Smith                                             25%
              Monika                                            25%
                                                               100%

              (d) As further consideration of PSO's loan Commitment to Management, each of Management, Marketing and Development agrees to take all action as may be necessary to allow PSO and each of its affiliated operating companies the right to purchase a non-exclusive license to use the Software under the same terms and conditions as the license Marketing will offer to non-affiliated utilities except that the license granted to PSO and its affiliates shall be (i) a perpetual, unrestricted license to use and modify the Software, and (ii) at a fee no greater than the fee Marketing shall pay Development for the right to market the Software to non-affiliated utilities.

              (e)  PSO acknowledges that Management is indebted to Smith in
the amount of $           , pursuant to a promissory note dated
(the "Smith Note"), which note is payable over a 5-year straight-line amortization at the rate of 8% per annum simple, and may be accelerated upon the occurrence of an Event of Default (as hereafter defined). Smith acknowledges that upon his receipt of the payments described in Section 4(a) below, the Smith Note will be current. The parties agree that although Smith has waived his right to accelerate the Smith Note in this instance, his decision will not constitute a waiver of the right to do so upon the occurrence of an Even of Default in the future; provided, PSO and Smith agree that upon the occurrence of an Event of Default, no payment shall be made under either the PSO Note or the Smith Note unless payments are made under both notes in proportion to their respective amounts of principal and accrued interest then outstanding under the PSO Note and the Smith Note, respectively. For example, if at the time an Event of Default occurs, the amounts of principal and accrued interest then outstanding under the PSO Note and the Smith Note are $2 million and $500,000, respectively, PSO would be entitled to receive 80% of each payment made by Management under either the PSO Note or the Smith note, and Smith would be entitled to receive the remaining 20%.

4.     PSO's Investment in Marketing.

              (a) Subject to the provisions of Section 6, upon the execution and delivery of this Agreement, PSO shall make a capital contribution to Marketing in the amount of Four Hundred Fifty Thousand Dollars ($450,000), of which amount Three Hundred Fifty-Five Thousand Two Hundred Fifty Dollars ($355,250) shall be used by Marketing (i) to pay all such amounts Smith is owed by all the Companies as of May 31, 1995; and (ii) to redeem a portion of the membership interests owned by Smith and Loudermilk in Marketing.

              (b) As a result of such contribution by PSO and redemption by Marketing, the outstanding Units of membership interest in Marketing shall be held by the following persons in the amounts indicated:






              Member                                  % Unit Ownership
              PSO                                               48%
              Smith                                             19%
              Loudermilk                                        28%
              Management                                         5%
                                                               100%

5.  Allocation of Membership Interests in Development and Training.

              In consideration of the valuable contributions PSO, Smith, Loudermilk and Management will make toward implementation of the Business Plan, such parties agree to allocate the Units of membership interest in Development and Training in accordance with the following:

              (a)  Development.  The outstanding Units of membership interest in Development shall be held by the following Persons in the amounts indicated:
                                   % Unit Ownership
              Before Payment of                 After Payment of
Member        PSO Note in Full                  PSO Note in Full

PSO                 71%                                 48%
Smith               10%                                 19%
Loudermilk          14%                                 28%
Management           5%                                  5%
                   100%                                100%

              (b) Training. The outstanding Units of membership interest in Training shall be held by the following Persons in the amounts indicated:

              Member                            % Unit Ownership

              PSO                                      48%
              Smith                                    19%
              Loudermilk                               28%
              Management                                5%
                                                       100%

6.            Conditions Precedent to PSO's Obligations.

              (a) Before PSO shall have any obligation to execute and deliver this Agreement or make the conversion set forth in Section 3(a), each of the following conditions shall be fulfilled to PSO's satisfaction:

                  (i) PSO shall have obtained the approval from the SEC for its participation in the transactions contemplated by this Agreement;

                  (ii) The amendments to the Articles of Organization and Operating Agreement of each Company, as described in Section 2 above, shall have been effected;

                  (iii) Management shall have executed and delivered the PSO Note to PSO; and

                  (iv)  The representations and warranties contained in
Section 7 below shall be true and correct.

              (b) Before PSO shall have any obligation to make any future advance under the PSO Note, each of the following conditions shall be fulfilled to PSO's satisfaction:

                  (i) All conditions set forth in Section 6(a) shall have been fulfilled;

                  (ii)  The representations and warranties contained in
Section 7 below shall be true and correct in all material respects on and as of the time of such advance with the same effect as though such representations and warranties had been repeated on and as of such time, except to the extent that such representations and warranties expressly relate to an earlier date; and

                  (iii) No Event of Default (as hereafter defined) shall have occurred.

7.     Representations and Warranties.

       Smith, Monika, Loudermilk, and the Companies hereby jointly and severally represent and warrant to PSO the following:

              (a) Books and Records. Each Company will make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets, and devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

              (b) Financial Information. Each Company will make available the following reports to its Members:

                   (i) As soon as practicable after the end of each fiscal year, and in any event within 120 days thereafter, a balance sheet of the Company as of the end of such fiscal year, and a statement of income and a statement of changes in financial position of the Company for such year, prepared in accordance with generally accepted accounting principles and setting forth in each case in comparative form the figures of the previous fiscal year, all in reasonable detail including all supporting schedules and comments.

                   (ii) As soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within 45 days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of income and a statements of changes and financial condition of the Company and its subsidiaries (if any) for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles, setting forth in each case comparisons to the Business Plan (as hereinafter defined) and the corresponding period to the previous fiscal year, all in reasonable detail and signed, subject to changes resulting from year-end audit adjustments, by the principal financial officer of the Company.

                   (iii) As soon as available after the end of each month, and in any event within thirty (30) days thereafter,

              (A) a balance sheet of the Company as of the end of such month, and a statement of income and changes in financial position for the month and for the current fiscal year to date, both prepared in accordance with generally accepted accounting principles setting forth in each case comparisons to the Business Plan and the corresponding periods of the previous fiscal year;

              (B) a pro forma cash flow statement of anticipated cash flow for the next succeeding 90 day period of the Company prepared on a consolidated basis setting forth, in each case, comparisons to the Business Plan and the corresponding periods of the previous fiscal year, all in reasonable detail and signed, subject to changes resulting from year-end audit adjustments, by Smith and accompanied by a statement explaining any material differences between budgeted and actual results; and

              (C) a memorandum from Smith and Loudermilk reporting on the Company's operations, describing significant events or circumstances affecting operations and containing such other matters as are requested by PSO.

    (iv) In addition to the above, as soon as available at the end of each month, Management shall provide PSO with combining financial statements reflecting all the above for all Companies.

(c)  Additional Information.  Each Company will furnish to its Members:

     (i) As available, a certificate executed by Smith and Loudermilk stating that neither the Company nor any of its subsidiaries is in default under its Articles of Organization or Operating Agreement, this Agreement, any promissory note, or any other material agreement to which it is a party or to which it or any of its properties is subject.

     (ii) Promptly following receipt thereof, any letters furnished to the Company by its independent public accountants which comment on the accounting practices of the Company.

     (iii) Promptly (but in any event within five days) after the discovery of any material adverse event or circumstance affecting the Company including, but not limited to, the filing of any material litigation against the Company or any subsidiary and the discovery that the Company is not, or with the passage of time will not be, in compliance with any provision of this Agreement, any promissory note, or any other material agreement of the Company, a notice specifying the nature and period of existence thereof, and the actions the Company has taken and/or proposes to take with respect thereto. The Company shall furnish its Members with monthly reports updating and describing any developments relating to matters described under this subparagraph and will promptly notify its Members of any material developments or changes relating thereto.


     (iv) Promptly following the preparation thereof, copies of the minutes of proceedings (or consents) of the Company's Managers and Members together with all written materials given to the Managers in connection with any meeting of the Managers.

     (v) With reasonable promptness, such other information and data with respect to the Company and its subsidiaries (if any) as any Member may from time to time reasonably request.

  (d) Inspection. With respect to each Company, PSO shall have the right, at its expense, to visit and inspect any of the properties of the Company and to discuss its affairs, finances and accounts with its Managers and employees, all at such reasonable times and as often as may be reasonably requested.

  (e) Confidentiality of Information. With respect to each Company (i) PSO agrees that any information obtained by it pursuant to this Agreement or which is proprietary to the Company or otherwise confidential will not be disclosed without the prior written consent of the Company except as may be required to be disclosed in order to comply with any applicable law, rule, regulation, order or request of any governmental agency or authority; provided, that without the prior written consent of the Company, PSO may disclose such information to its parent corporation, Central and South West Corporation, any direct or indirect subsidiary of such parent, or any governmental agency having jurisdiction over any such entity; and (ii) similarly, the Company agrees that any information obtained by it pursuant to this Agreement or which is proprietary to PSO or otherwise confidential will not be disclosed without the prior written consent of PSO except as may be required to be disclosed in order to comply with any applicable law, rule, regulation, order or request of any governmental agency or authority.

  (f) Property and Liability Insurance. Each Company will cause to be kept insured all of the Company's assets which are of insurable character, and which are customarily insured by companies engaged in the same or similar businesses by financially sound and reputable insurers against loss or damage by fire, explosion or other hazards customarily insured against by such comparable companies with extended coverage in amounts sufficient to prevent the Company from becoming a co-insurer, except for normal deductibles, but not, in any event, less than eighty percent (80%) of the insurable value of the property. Each Company will maintain, with financially sound and reputable insurers, such insurance against hazards and risks and liabilities to persons and property as are customarily insured against by companies engaged in the same or similar businesses. The amount of liability insurance shall be at least $1,000,000 for property damage and $1,000,000 for personal injury regardless of the number of persons injured. Each Company will promptly notify PSO of any change in insurance coverage. The Company shall promptly cause all policies of insurance obtained by it in accordance with its obligations hereunder to provide that they may not be cancelled unless the insurance carrier gives PSO (or, if the insurer requires, a designated representative of PSO) at least 30 days prior written notice thereof.

  (g) Life Insurance. Management will, within 30 days of the date hereof, obtain and will thereafter maintain key man level term life insurance policies on the life of Dennis Loudermilk in the face amount of at least $500,000 naming Management as beneficiary. Management will pay or cause to be paid all premiums on such life insurance as the same from time to time become payable. Management will request the insurers on such policy of life insurance to provide that it may not be cancelled unless the insurance carrier gives PSO (or, if the insurer requires, a designated representative of PSO) at least 30 days prior written notice thereof.

  (h) Use of Proceeds. Each Company's use of all proceeds loaned to it shall be in accordance with the Business Plan.

  (i) Managers' Election. Each Company will use its best efforts to assure compliance with its Operating Agreement. Each Company will cause its Operating Agreement to be amended from time to time to reflect the current number of Managers. Any representative of a Member who serves as a Manager of the Company shall be paid such Managers' fees which are paid by each Company to its other Managers. Apart from any such fees, any representatives of PSO who serve as a Manager shall not be entitled to any compensation for attendance at meetings of the Managers or the executive committee thereof, if any, except that upon a representative's request the Company shall reimburse him for all reasonable travel, food and lodging expenses incurred or paid by him in connection with attendance at such meetings.

  (j) Preservation of Corporate Existence and Business. Each Company will preserve intact the present business organization, rights and privileges and present goodwill and, to the best of its ability relationships existing with other parties and will at all times cause to be done all things necessary to maintain, preserve, and renew its existence and will observe and conform with all valid requirements of all governmental authorities relating to the conduct of the business of the Company, the failure of which would have a material adverse effect on the Company. Each Company will maintain and keep in force all material licenses, permits and agreements necessary to the conduct of its businesses.

  (k) Maintenance of Properties. Each Company will maintain and keep its properties, real and personal, in good repair, working order, and condition, and from time to time make all necessary or desirable repairs, renewals, and replacements, so that its business may be properly and advantageously conducted at all times.

  (l) Taxes and Other Obligations. Each Company will pay and discharge all taxes, assessments, interest and installments on mortgages and governmental charges against it or against any of its properties, upon the respective dates when due, except to the extent that (i) such taxes, assessments, interest, installments and governmental charges are contested in good faith and by appropriate proceedings in such manner as not to cause any materially adverse effect on its financial condition or loss of any right of redemption from any sale, and (ii) the Company shall have set aside on its books reserves (segregated to the extent required by generally accepted accounting principles) adequate with respect to such liabilities.

  (m) Compliance with Obligations, Laws, Etc. Each Company shall comply with all of the obligations which it has incurred or to which it becomes subject pursuant to any contract or agreement, whether oral or written, express or implied, the breach of which might have a material adverse effect upon its business or financial condition, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves have been set aside on its books with respect thereto. Each Company shall comply with all applicable laws, rules and regulations of all governmental authorities, the violation of which might have a material adverse effect upon its business or financial condition.

  (n) Agreements with Employees and Consultants. Each Company will cause all employees and consultants of the Company who may become materially involved in research, development or technological matters to execute an employment or confidentiality agreement containing the same confidentiality provisions as the agreement attached as Exhibit J.

  (o) Business Plan. Management shall prepare on the Companies' behalf an operating plan, including a cash flow budget, a profit and loss statement and balance sheet (collectively the "Business Plan") in accordance with the following:

              (i) For each succeeding calendar year, Management shall furnish a copy of the Business Plan to PSO at least 30 days prior to the beginning of such twelve month period. The Business Plan shall become effective if approved by the Managers of the Management. A copy of the Companies' Business Plan existing as of the date hereof is attached hereto as Exhibit K. A revised Business Plan will be prepared by Management in October, 1995.

              (ii) Management may amend any Business Plan adopted pursuant to this Agreement by following the procedures set forth herein. Such amended Business Plan shall be deemed the "Business Plan" for all purposes of this Agreement for the remainder of the twelve month period of the Business Plan so amended.

  (p) Patents, Trademarks and Copyrights. Intellectual property of the Company shall be governed by the following provisions:

              (i) Patent Maintenance. No Company will do any act or omit to do any act whereby any Company patent or any patent licensed by the Company may become abandoned or rendered invalid. Each Company shall take all such actions as may be necessary to maintain the validity of all such patents.

              (ii) Trademark Maintenance. No Company will do any act or omit to do any act whereby any Company trademark or any trademark licensed by the Company may become abandoned or rendered invalid. Each Company shall take all such actions as may be necessary to maintain the validity of all such trademarks. Each Company will continue to use its trademarks, together with appropriate notice of trademark, on each and every trademark class of goods applicable to its current and future lines of goods and to maintain its trademarks in full force and effect and free from any claim of abandonment for non-use. Each Company has used and will continue to use for the duration of this Agreement standards of quality in the manufacture of products sold under its trademarks that are at least equal to those standards in effect as of the date of this Agreement.

              (iii) Copyright Maintenance. Each Company has placed and will continue to place appropriate notice of copyright on all copies embodying Company copyrighted works which are publicly distributed and the Company will not do any act or omit to do any act whereby any Company copyright may become invalidated or dedicated to the public domain.

              (iv) Application and Registration Maintenance. Each Company will take all steps necessary in the opinion of counsel in any proceeding before the United States Patent and Trademark Office, United States Register of Copyrights or similar office or agency of the United States or any office of the Secretary of State (or equivalent) of any state thereof, to maintain and prosecute each application and registration of Company patents, trademarks and copyrights, including, without limitation, filing of renewals, extensions, affidavits of use and incontestability, and opposition, interference and cancellation proceedings.

              (v) Infringement. With respect to each Company, in the event that any Company patent, trademark, or copyright is infringed, misappropriated or diluted by a third party, the Company shall, unless the Company shall determine in its reasonable business judgment that such trademark, patent or copyright is of negligible economic value to the business of the Company, promptly sue for infringement, misappropriation and/or dilution and to obtain injunctive relief and recover damages therefor, and shall take such other actions to protect such patent, trademark, or copyright, all as the Company shall deem appropriate in its reasonable business judgment under the circumstances.

  (q) Investments. No Company will invest (as a shareholder, partner, lender or otherwise) in any other corporation, partnership, joint venture or any other entity.

  (r) Merger, Consolidation, Sale of Assets, Etc. No Company shall issue or agree to issue any additional ownership interests or cause any division or splitting of any such ownership interests, reclassification, exchange or substitution thereof or approve or agree to any reorganization, merger, consolidation or combination with any corporation or other entity or sell or lease (as lessor) more than 5 percent of the Company's total consolidated assets in any 12-month period (other than mortgages, deeds of trust, pledges or other hypothecations of real or personal property approved by the Managers, and other than sales or other dispositions of inventory in the normal course of business), or liquidate, dissolve recapitalize or reorganize in any form of transaction. Without the prior written consent of PSO, no Company will acquire any corporation or other entity nor purchase nor lease (as lessee) all or a substantial portion of the assets, property, business stock or other securities or interests of another corporation or entity.

  (s) Insider Transactions. The Company shall not engage in any transaction with any of the Company's Managers or Members except (i) as provided in this Agreement or any related Agreement, (ii) reimbursements of reasonable expenses incurred in the ordinary course of business, and (iii) as provided in employment arrangements which are terminable by the Company at will without penalty upon not more than 30 days notice.

  (t) Organic Changes. No Company shall adopt any amendment, modification or waiver of any provision of its Operating Agreement or Articles of Organization, make any change in its capital structure by reclassification, subdivision, reorganization or otherwise, or merge or consolidate with any other corporation, partnership trust or entity.

  (u) Priority of the PSO Notes. Management shall not issue, or enter into any agreement providing for the issuance (contingent or otherwise) of any interest in Management that is equal or senior to the PSO Note and the Smith
Note in terms of priority with respect to the distribution of assets upon liquidation.

  (v) Conflicting Agreements or Actions. No Company shall enter into any agreement or make any amendment to any agreement or take any other action which would restrict or adversely affect the Company's performance of its obligations to PSO under its Articles of Organization, as amended, its Operating Agreement, this Agreement or any agreement referred to herein.

 (w) Capital Expenditures. No Company will make capital expenditure or research and development expenditure nor acquire capital assets not for resale in excess of 110% of the amount set forth in the Business Plan during any one fiscal year.

  (x) Assignment. No Company will directly or indirectly, assign or transfer, or attempt to do so, any of its rights, powers, duties or obligations under this Agreement or any agreement or document relating thereto.


8.            Events of Default.

              Each of the following events shall be an "Event of Default" (collectively, the "Events of Default"):

              (a) The Companies shall fail to meet at least 60% of the EBITDA financial goals of the Business Plan attached hereto as Exhibit K, or shall fail to meet at least 80% of the financial EBITDA goals of the Business Plan Management is to prepare by October 1995 (the "October Business Plan").

              (b) The Companies shall exceed 105% of the budgeted expense for any quarter, as set forth in the October Business Plan.

              (c) Any Company shall default in the payment when due of any principal or interest on any note or shall default under or fail to perform or observe any material term, covenant or agreement contained in, any material agreement, document or instrument to which it is a party or to which it or its assets is bound, including any obligation for borrowed money or for the purchase price of property, and such default or failure to perform shall continue and remain unwaived by the obligee for more than 60 days or any applicable period of grace therein specified, whichever is longer, except where the Company is in good faith and through appropriate proceedings contesting such default or failure to perform.

              (d) Any representation or warranty made herein or in connection with the transactions contemplated in this Agreement shall prove to have been false or incorrect on the date as of which made resulting in a material adverse effect on the Company and such false or incorrect representation or warranty shall not have been remedied within 10 days after written notice thereof shall have given to the Company.

              (e) Any Company shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due, or an order for relief is entered against the Company under any bankruptcy laws or the Company shall file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future statute, law or regulation, or shall file an answer admitting the material allegations of a petition filed against the Company in any such proceeding, or shall seek or consent to the acquiesce in the appointment of any trustee, receiver or liquidator of the Company of all or any substantial part of the properties of the Company, or the Company or its Managers or majority of its Members shall take any action looking to the dissolution or liquidation of the Company and such has not been remedied.

              (f) With respect to any Company, there occurs any event that, under the laws of the State of Oklahoma, would result in the dissolution of the Company.

9.            Remedies on Default.

              (a) Contracts. Upon the occurrence of any Event of Default, PSO may proceed to protect and enforce its rights by a suit in equity, action at law or other appropriate proceeding including but not limited to the enforcement of any rights under any of the other documents executed and delivered in connection herewith whether for the collection of amounts due on the PSO Note (by acceleration or otherwise), for the specific performance of any agreement contained herein or in the Operating Agreement or in the PSO Note or in any other documents executed and delivered in connection herewith or for an inunction against a violation of any of the terms or provisions hereof or thereof or in aid of the exercise of any power granted hereby or thereby or by law. In case of a default in the payment of any principal of or interest on the PSO Note, Management will pay to the holder thereof such further amount as shall be sufficient to cover the reasonable cost and expense of collection, including (without limitation) reasonable attorneys' fees.

              (b) Reallocation of Voting Rights. Notwithstanding the parties' respective percentages of Unit ownership in the Companies, Voting Rights (as such term is defined in the Operating Agreement of each Company) with respect to all matters coming before a vote of the Members of each Company shall be apportioned as follows:

                   (i) Management. Prior to the occurrence of an Event of Default, the Voting Rights of the Members of Management shall be apportioned 4% for PSO, 48% for Smith, and 48% for Monika. Upon occurrence of an Event of Default, the Voting Rights shall be reapportioned between PSO on the one hand, and Smith and Monika on the other hand, in proportion to the respective amounts of principal and accrued interest then outstanding under the PSO Note and the Smith Note. For example, if at the time an Event of Default occurs, the amounts of principal and accrued interest outstanding under the PSO Note and Smith Note are $2 Million and $500,000, respectively, PSO would be entitled to 80% of the Voting Rights, Smith 10%, and Monika 10%.

                   (ii)  Marketing; Development; Training.

                                           Voting Rights
                             Before                     After
              Member   Event of Default            Event of Default

              PSO                4%                          0%
              Smith         45 1/2%                          0%
              Loudermilk    45 1/2%                          0%
              Management         5%                        100%
                               100%                        100%

              (c) No Waiver. No course of dealing and no delay on the part of PSO in exercising any right shall operate as a waiver thereof or otherwise prejudice PSO's rights. No remedy conferred hereby or by any of the other documents executed and delivered in connection herewith shall be exclusive of any other remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise.



10.           Notices.

              All notices required or given under this Agreement shall be in writing and shall be deemed given (i) when received, if personally delivered;
(ii) the day after it is sent, if sent by a recognized expedited delivery service with next-day delivery requested; or (iii) five days after it is sent, if mailed, postage prepaid, via certified mail, return receipt requested. In each case, notice shall be sent to:

              If to PSO:              Public Service Company of Oklahoma
                                                212 East 6th Street
                                               Tulsa, OK  74119-1212
                                             Attn:  Thomas W. Reynolds

              If to any other party:  Richard H. Smith
                                      11708 South Canton
                                      Tulsa, OK  74137

or such other addresses as such party shall have specified by notice in writing to the other party.

11.           General.

              (a) This Agreement constitutes the whole and entire agreement between the parties pertaining to the subject matter hereof, and supersedes all prior agreements or understandings. This Agreement may not be modified except by an instrument in writing signed by all parties.

              (b) The validity, construction and enforcement of, and the remedies under, this Agreement shall be governed in accordance with the laws of Oklahoma, except any choice of law provision of Oklahoma law shall not apply if the law of a state or jurisdiction other than Oklahoma would apply thereby.

              (c) The parties to this Agreement agree that jurisdiction and venue of any action brought to enforce, or to construe or determine the validity of, any term or provision contained in this agreement shall properly lie in the District Court of Tulsa County, Oklahoma, or the United States District Court for the Northern District of Oklahoma.

              (d) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective personal representatives, successors and permitted assigns. No party may assign its, his or her obligations hereunder without the prior written consent of all other parties; provided, however, without the prior consent of any other party, PSO may assign this Agreement (including the PSO Note) to its parent corporation, Central and South West Corporation, or any direct or indirect subsidiary of such parent.

              (e) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

              (f) Each party to this Agreement shall bear its, his or her own expenses incurred in connection with negotiation, preparation and execution of this Agreement and the transactions contemplated herein.

              (g) The terms of this Agreement shall remain confidential between the parties, except that without the consent of any other party, PSO may disclose such terms and furnish a copy of this Agreement to its parent corporation and affiliates described in Section 11(e) above, and to any governmental agency having jurisdiction over PSO or any such entity.

              (h) If any action is brought to enforce, or to construe or determine the validity of, any term or provision of this agreement, the prevailing party shall be entitled to reasonable attorney's fees and costs of the action.

              IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                          Public Service Company of Oklahoma



                                          By:

                                          Title:





                                          Richard H. Smith



                                          Monika Smith



                                          Dennis J. Loudermilk


                                          RIKA Management Company, L.L.C.


                                          By:
                                               Richard H. Smith, Manager


                                          Universal Power Products
                                          Company,L.L.C. d/b/a
                                          Relay Concepts



                                          By:
                                               Richard H. Smith, Manager

                                          Automated Substation
                                          DevelopmentCompany, L.L.C.



                                          By:
                                               Richard H. Smith, Manager

                                          RC Training, L.L.C.



                                          By:
                                              Richard H. Smith, Manager